UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 15, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Partial Amendments to the Articles of Incorporation

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 15, 2015

Notice Concerning Partial Amendments to the Articles of Incorporation

    NTT DOCOMO, INC (the “Company”) hereby announces that on Friday, May 15, 2015, the Board of Directors decided to submit a proposal on “Partial Amendments to the Articles of Incorporation” to the 24th Ordinary General Meeting of Shareholders to be held on Thursday, June 18, 2015.

1. Reasons for Amending the Articles of Incorporation of the Company

    In connection with the enforcement of the “Act for Partial Revision of the Companies Act” (Act No. 90 of 2015) on May 1, 2015, which allows directors without executive authority over operations and members of the audit & supervisory board who are not outside audit & supervisory board members to enter into liability limitation agreements, the Company proposes to make necessary amendments to parts of Paragraph 2 of Article 24 (Exemption from Liability of Directors) and Paragraph 2 of Article 31 (Exemption from Liabilities of Audit & Supervisory Board Members) of the existing Articles of Incorporation of the Company.

    The Company has obtained the consent of the Audit & Supervisory Board Members for the proposed amendments to Paragraph 2 of Article 24 (Exemption from Liabilities of Directors).

2. Details of Amendments

    Details of amendments are as follows:

  (Provisions proposed to be amended are underlined.)

	Current Articles of Incorporation		Proposed Amendments

(Exemption from Liabilities of Directors) Article 24 (Omitted)		(Exemption from Liabilities of Directors) Article 24 (Same as present)
2.	The Company may, pursuant to Article 427 Paragraph 1 of the Companies Act, enter into an agreement with external Director(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.	2.

The Company may, pursuant to Article 427 Paragraph 1 of the Companies Act, enter into an agreement with Directors (excluding directors with executive authority over operations, etc.) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

	Current Articles of Incorporation		Proposed Amendments
(Exemption from Liabilities of Audit & Supervisory Board Members) Article 31 (Omitted)		(Exemption from Liabilities of Audit & Supervisory Board Members) Article 31 (Omitted)
2.	The Company may, pursuant to Article 427 Paragraph 1 of the Companies Act, enter into an agreement with outside Audit & Supervisory Board Member(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.	2.

The Company may, pursuant to Article 427 Paragraph 1 of the Companies Act, enter into an agreement with Audit & Supervisory Board Member(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

3. Schedule (Planned)

(1) General Meeting of Shareholders for amendments to the Articles of Incorporation:

      Thursday, June 18, 2015

(2) Effective date of the amended Articles of Incorporation: Thursday, June 18, 2015

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111